UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.
(Name of Issuer)

Common Shares, $.01 par value per share
(Title of Class of Securities)

G5753U112
(CUSIP Number)

Barry D. Zyskind 59 Maiden Lane, 43rd Floor New York, NY 10038 (212) 220-7120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,374,292
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,374,292
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,374,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 to this Schedule 13D (this “Schedule 13D”) is being filed by Barry D. Zyskind (the “Reporting Person”) to amend and restate Amendment No. 3 to this Schedule 13D, filed by the Reporting Person with the Commission on April 8, 2019, with respect to the common shares, par value $.01 per share (the “Common Shares”), of Maiden Holdings, Ltd.
Item 1. Security and Issuer.
This Schedule 13D relates to the Common Shares of Maiden Holdings, Ltd., an insurance holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 94 Pitts Bay Road, Pembroke HM08, Bermuda.
Item 2. Identity and Background.
This Schedule 13D is being filed by the Reporting Person. The business address of the Reporting Person is 59 Maiden Lane, 43rd Floor, New York, New York 10038. The Reporting Person is a citizen of the United States of America. The Reporting Person is the Chairman, President and Chief Executive Officer of AmTrust Financial Services, Inc., an insurance holding company.
During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The funds used to make acquisitions of Common Shares previously reported by the Reporting Person in this Schedule 13D and prior amendments thereto were the private funds of the Reporting Person or those of the holder of the Common Shares reported therein.
Item 4. Purpose of Transaction.
The Common Shares reported in this Schedule 13D were acquired for investment purposes. The Reporting Person is the Chairman of the board of directors of the Issuer (the “Board”). In such capacity, the Reporting Person participates in the planning and decisions of the Board, which may from time to time include developing plans respecting, or proposing changes in, the management, composition of the Board, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors, the Reporting Person may purchase additional Common Shares or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Shares or other securities of the Issuer that the Reporting Person now beneficially owns or may hereafter acquire. The Reporting Person is considering plans and proposals with respect to the Reporting Person’s investments in the Issuer that could result in any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D, and discussing such with shareholders of the Issuer and other persons.
Item 5. Interest in Securities of the Issuer.
Items 5(a) and 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

(a) The 6,374,292 Common Shares reported in this Schedule 13D represent approximately 4.5% of the Common Shares outstanding, based on 142,971,499 Common Shares outstanding as of December 27, 2022, which is the sum of: (i) 87,171,499 Common Shares outstanding as of November 8, 2022, and (ii) an aggregate 55,800,000 Common Shares issued by the Issuer on December 27, 2022 in exchange for all of the Company’s outstanding 8.25% Non-Cumulative Preference Shares, Series A, 7.125% Non-Cumulative Preference Shares, Series C and 6.700% Non-Cumulative Preference Shares, Series D for the Company’s common shares, $0.01 par value per share, each as reported in the definitive information statement on Schedule 14C, filed by the Issuer with the Commission on November 21, 2022.

(e) As of December 27, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2023

/s/ Barry D. Zyskind
Barry D. Zyskind